August 9, 2012
Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 2054920549-7561

Re:	TIM Participações S.A. (the “Company”) Form 20-F for the Year Ended December 31, 2011 Filed May 14, 2012 File No. 1-14491

Dear Mr. Spirgel:

By letter dated August 1, 2012, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Annual Report on Form 20-F for the Year Ended December 31, 2011 (the “Form 20-F”) of TIM Participações S.A. (the “Company,” also referred to in this letter as “we”) file with the SEC on May 14, 2012.

Our responses to the Staff’s comments on the 2011 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Larry Spirgel
Securities and Exchange Commission

Form 20-F for the Year Ended December 31, 2011

4. Summary of significant accounting policies

(b). Consolidation procedures, page F-12

1.	Please tell us and disclose what is meant by “conducted” as it relates to your consolidation policy.

As it relates to our consolidation policy, the term “conducted” is intended to convey the meaning of “control.” According to IFRS, a subsidiary is an entity that is controlled by another entity. We “conduct” (or, in other words, “control”) the financial and operating policies of our subsidiaries.

We supplementally advise the Staff that we will clarify our consolidation policy as described in future filings with the Commission by using the term “controlled” rather than “conducted.” In future fillings, the relevant sentence will read:

“Subsidiaries are any entities whose financial and operating policies can be controlled by the Group and in which there is usually a shareholding of more than half of the voting rights.”

(p) (ii). Pension plans and other post-employment benefits, page F-20

2.	Please tell us why your pension liability does not include past service cost adjustments.

The exclusion of past service cost adjustments from pension liability was a typographical error in the referred paragraph. Past service costs are in fact included in the calculation of our pension liability.  The sentence, as corrected, should read (inserted text underlined):

“The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability as at the balance sheet date, less the fair value of plan assets, and the adjustments for the unrecognized past service cost, if any.”

We supplementally inform the Staff that future filings with the Commission will correct this error.

We note that, as of December 31, 2011, there are no active employees participating in our defined benefit pension plans (all such employees are now retired) nor have there been any plan amendments.  Consequently, we do not have past service

Larry Spirgel
Securities and Exchange Commission

costs to be recognized at that date, nor do we expect to recognize past service costs in the future.

In addition, we note that our method for inclusion and recognition of past service costs in our pension liability are discussed in the second paragraph following the relevant language discussed above, where we state that:

“Past service costs are recognized immediately in income, unless the changes to the pension plan are conditional upon employees remaining in employment for a specific time period (the period in which the right is acquired). In this case, past service costs are amortized using the straight-line method over the period during which the right was acquired.”

*  *  *  *

In connection with the above responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +55-21-4009-4000 or Manuel Garciadiaz +55-11-4871-8401 of Davis Polk & Wardwell, should you have any questions regarding the foregoing.

Very truly yours, /s/ Claudio Zezza Claudio Zezza Chief Financial Officer TIM Participações S.A.

CC:	Manuel Garciadiaz (Davis Polk & Wardwell LLP)
Sergio Zamora (PricewaterhouseCoopers Auditores Independentes)

Via EDGAR